FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE S.A.

Santa Rosa 76 Santiago, Chile

EXTRAORDINARY SHAREHOLDERS’ MEETING

To be held on December 20, 2017

To the Holders of American Depositary Shares of Enel Chile S.A. (“ADS Holders”):

An Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Meeting”), of Enel Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (the “Company” or “Enel Chile”), will be held on December 20, 2017 at 10:00 A.M., local time, at Enel Chile Stadium, located at Carlos Medina No. 858, Independencia, Santiago, Chile. The purpose of the Meeting is to address the matters set forth in the accompanying Notice of Meeting.

The agenda items do not prevent the Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different as long as it relates to the matters included in the agenda.

ADS Holders may obtain a copy of relevant documentation that explains and supports the Reorganization at the Company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, commencing fifteen days prior to the Meeting. The information are also made available on the Company’s website: www.enelchile.cl.

Citibank N.A., as depositary (the “Depositary”), has fixed the close of business on November 20, 2017 as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting. Accordingly, only ADS Holders of the American Depositary Receipts evidencing ADSs representing shares of Enel Chile common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.S.T. on December 15, 2017.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Meeting.

November 29, 2017

INFORMATION FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 20, 2017

(this “Information Statement”)

     This Information Statement and the accompanying Notice and Voting Instructions are furnished in connection with the solicitation by the Board of Directors of Enel Chile S.A. (the “Company” or “Enel Chile”) of instructions for the voting of shares of common stock underlying American Depositary Shares (“ADSs”) of the Company at the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 20, 2017, at 10:00 A.M., local time, at Enel Chile Stadium, located at Carlos Medina No. 858, Independencia, Santiago, Chile, and at any adjournment or postponement thereof.

     This Information Statement and the accompanying Notice and Voting Instructions are first being mailed or delivered to holders of American Depositary Receipts (“ADRs”) evidencing ADSs (“ADS Holders”) on or about November 29, 2017.

No Offer or Solicitation

     THIS STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Important Information For Investors and Security Holders

     The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the

“SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

     This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and ADS Holders of Enel Generación.

INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SOLICITATION OF VOTING INSTRUCTIONS

Voting Instructions that are properly completed, signed and received by Citibank N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.S.T. on December 15, 2017 (the “Voting Instructions Deadline”), will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised, by submitting to the Depositary written notice of revocation, submitting properly executed Voting Instructions dated as of a later date or by withdrawing the shares underlying the ADSs and attending the Meeting and voting in person.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor all of the items proposed by the Board of Directors for approval by shareholders.

If no voting instructions are received by the Depositary from an ADS Holder on or before the Voting Instructions Deadline, such ADS Holder shall be deemed, and the Depositary shall deem such ADS Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders.

The Depositary has fixed the close of business on November 20, 2017 as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record, at the close of business on the ADS Record Date, of our ADRs evidencing ADSs representing shares of common stock will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

As of the ADS Record Date for the Meeting, there were 49,092,772,762 shares of common stock of Enel Chile outstanding and entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 24, 2017, the most recent date for which information is reasonably available, there were 3,600,356,050 shares of common stock represented by ADSs. Each ADS represents 50 shares of common stock of the Company.

As of October 31, 2017: (i) Enel, S.p.A., a company organized under the laws of Italy, beneficially owned 60.6% of the common stock of the Company; (ii) Chilean private pension funds (Administradoras de Fondos de Pensiones or “AFPs”), in the aggregate, owned 10.7% of the Company’s common stock; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 19.0% of the Company’s common stock; (iv) ADS Holders owned 7.3% of the Company’s common stock; and (v) the remaining 2.3% of the Company’s common stock was owned by 6,333 minority shareholders.

Items 1, 2, 3 and 5, which constitute proposals to approve the Reorganization as a related party transaction under Chilean law, the Merger, the Capital Increase, and the proposed amendments of the bylaws (estatutos) of Enel Chile, respectively, presented by the Board of Directors for the consideration and vote of shareholders at the Meeting, require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of Items 4 and 6 presented by the Board of Directors for the consideration and vote of shareholders at the Meeting require the affirmative vote of at least a majority of the outstanding common stock of the Company. Item 7 will be presented by the Board of Directors of the Company to the shareholders of the Company for informational purposes only. See “The Meeting—Votes Required.”

     In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Meeting.

If you have any questions regarding the matters to be voted on at the Meeting after reading this Information Statement, please contact the Investor Relations team for the Company, at +56 2 2353-4400, e-mail ir.enelchile@enel.com, or the Information Agent, Georgeson S.A., at 1-866-216-0459 (Stockholders from the U.S. and Canada Call Toll-Free), and at 1-781-575-2137 (Stockholders from Other Countries).

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	1
SUMMARY	3
The Companies	3
Enel Chile S.A.	3
Enel Generación Chile S.A.	3
Enel Green Power Latin América S.A.	4
The Reorganization	4
Summary Historical Financial Information	6
Enel Chile	6
Enel Generación	8
EGPL	10
Summary Pro Forma Consolidated Financial Information	11
Tentative Transaction Timetable	12
THE MEETING	14
The Matters to be Voted Upon	14
Quorum	15
Votes Required	15
How to Vote	15
ITEM 1 – APPROVAL OF THE REORGANIZATION AS A RELATED PARTY TRANSACTION	16
The Merger	16
The Capital Increase	16
The Tender Offer	17
Conditions of the Reorganization	18
Conditions of the Merger	18
Conditions of the Capital Increase	18
Conditions of the Tender Offer	19
Conditions of the Amendments to the Bylaws of Enel Generación	20
Risk Factors	20
ITEM 2 – THE MERGER	22
Terms of the Merger; No Merger Agreement	22
Conditions of the Merger	23
Regulatory Approvals	23
Statutory Merger Dissenters’ Withdrawal Rights	23
ITEM 3 – THE CAPITAL INCREASE	25
ITEM 4 – AUTHORIZATION TO VOTE IN FAVOR OF THE AMENDMENTS TO THE ENEL
GENERACIÓN BYLAWS (ESTATUTOS)	26
ITEM 5 – AMENDMENT OF THE BYLAWS (ESTATUTOS) OF ENEL CHILE	27
ITEM 6 – GENERAL AUTHORIZATION WITH RESPECT TO THE REORGANIZATION	28
ADDITIONAL INFORMATION	29
Opinions and Reports of Independent Evaluators and Independent Appraisers	30
Opinion of Independent Evaluator of Enel Chile (LarrainVial)	30
Opinion of Additional Independent Evaluator of Enel Chile (Econsult)	31
Opinion of Independent Evaluator of Enel Generación (Banchile)	31
Opinion of Additional Independent Evaluator of Enel Generación (ASSET Chile)	32
Report of Independent Appraiser of Enel Chile (Oscar Molina)	33
Report of Independent Appraiser of EGPL (Felipe Schmidt)	33
Documents of the Board of Directors, Directors’ Committees and Individual Directors	34
General Terms of the Reorganization	34
Pronouncement of the Board of Directors of Enel Chile	34
Report of the Directors’ Committee of Enel Chile	34
Statements of Individual Directors of Enel Chile	35
Pronouncement of the Board of Directors of Enel Generación	35
Report of the Directors’ Committee of Enel Generación	35
Statements of Individual Directors of Enel Generación	36

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document the Company files at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document the Company files at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about the Company, including its SEC filings, is also available on the Company’s website at www.enelchile.cl. Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Information Statement.

     The Company is “incorporating by reference” in this Information Statement specified documents that it files with the SEC, which means:

  incorporated documents are considered part of this Information Statement;

  the Company is disclosing important information to you by referring you to those documents; and

  information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference into this Information Statement (any information so updated or superseded will not constitute a part of this Information Statement, except as so updated or superseded).

The Company incorporates by reference in this Information Statement the documents listed below and any future Annual Reports on Form 20-F and Reports on Form 6-K (to the extent designated in the Form 6-K as being filed and incorporated by reference into this Information Statement) of the Company that is filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Information Statement:

  The Annual Report on Form 20-F for the year ended December 31, 2016 of Enel Chile (the “Enel Chile 2016 Form 20-F”);

  Enel Chile’s Report on Form 6-K filed with the SEC on October 24, 2017 (SEC File No. 001-37723) (the “Enel Chile October 2017 Form 6-K”);

  Enel Chile’s Report on Form 6-K filed with the SEC on October 24, 2017 (SEC File No. 001-37723) (the “Enel Chile October 2017 Form 6-K (EGPL)”);

  The Annual Report on Form 20-F for the year ended December 31, 2016 of Enel Generación (the “Enel Generación 2016 Form 20-F”); and

  Enel Generación’s Report on Form 6-K filed with the SEC on October 24, 2017 (SEC File No. 001-13240) (the “Enel Generación October 2017 Form 6-K”).

Except as otherwise provided above, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enel Chile S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, +56 2 2353-4400, ir.enelchile@enel.com.

In accordance with Chilean laws and regulations, documents, reports and other information relating to the Reorganization have been made publicly available on the websites of Enel Chile S.A. (www.enelchile.cl), Enel Generación Chile S.A. (www.enelgeneracion.cl) and Enel Green Power SpA, an affiliate of Enel Green Power Latin América S.A. (www.enelgreenpower.com).

SUMMARY

The Companies

Enel Chile S.A.
Santa Rosa 76
Santiago, Chile

Telephone: +56 2 2353-4400
www.enelchile.cl

Enel Chile S.A. (“Enel Chile”) is a publicly held stock corporation (sociedad anónima abierta) organized on March 1, 2016 under the laws of the Republic of Chile that traces its origins to Enersis S.A. (currently known as Enel Américas S.A.). Enel Chile was spun off from Enersis S.A. on April 21, 2016 and currently owns and operates Enersis S.A.’s former electricity generation and distribution businesses in

Chile, including Enel Generación Chile S.A., independently from Enel Américas S.A. Enel Chile is a subsidiary of Enel S.p.A. (“Enel”), which currently holds beneficial ownership of 60.6% of Enel Chile.

Enel Chile is an electricity utility company engaged, through subsidiaries and affiliates, in the electricity generation and distribution businesses in Chile. As of December 31, 2016, Enel Chile had 6,351 MW of installed capacity and 1.8 million distribution customers. Enel Chile’s installed capacity is comprised of 28 generation facilities and a total of 111 generation units, of which 54.6% consists of hydroelectric power plants.

For additional information regarding Enel Chile, see the documents listed under “Where You Can Find More Information,” including the Enel Chile 2016 Form 20-F and the Enel Chile October 2017 Form 6-K, which are incorporated by reference into this Information Statement.

Enel Generación Chile S.A.
Santa Rosa 76
Santiago, Chile

Telephone: +56 2 2630-9000
www.enelgeneracion.cl

Enel Generación Chile S.A. (“Enel Generación”) is a publicly held stock corporation (sociedad anónima abierta) that was organized on December 1, 1943 under the laws of the Republic of Chile and was formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile. Empresa Nacional de Electricidad S.A. spun-off Endesa Américas S.A. on April 21, 2016, then holding its electricity generation business in Argentina, Colombia and Peru, as well as its minority interests in electricity generation, distribution and transmission operations in Brazil, and subsequently changed its name to Enel Generación Chile S.A.

Enel Generación is an electricity utility company engaged, directly and through subsidiaries and affiliates, in the electricity generation business in Chile. As of December 31, 2016, Enel Generación had 6,351 MW of installed capacity, with 28 generation facilities and a total of 111 generation units. Of Enel

Generación’s total installed capacity, 54.6% consists of hydroelectric power plants and 77% of Enel Generación’s thermoelectric installed capacity is gas/fuel oil power plants, and the remaining 23% is coal-fired steam power plants.

For additional information regarding Enel Generación, see the documents listed under “Where You Can Find More Information,” including the Enel Generación 2016 Form 20-F and the Enel Generación October 2017 Form 6-K, which are incorporated by reference into this Information Statement.

Enel Green Power Latin América S.A.
Avenida Presidente Riesco 5335, 15th Floor
Las Condes
Santiago, Chile

Telephone: +56 2 2899-9200

Enel Green Power Latin América S.A. (“EGPL”) is a closely held stock corporation (sociedad anónima cerrada) organized under the laws of the Republic of Chile, and is indirectly wholly owned by Enel, the parent company of the Enel group. Enel develops its renewable energy business and holds its renewable energy assets located in Chile primarily through EGPL.

EGPL is a renewable energy generation holding company engaged, through it wholly owned subsidiary Enel Green Power Chile Ltda. (“EGP Chile”), in the electricity generation business in Chile. As of December 31, 2016, EGPL had 1,036 MW of installed capacity from 16 solar, wind, hydro and geothermal generation facilities. Of EGPL’s installed capacity as of such date, 47.5% consisted of solar power plants, 43.6% consisted of wind power plants, and 8.9% consisted of hydro and geothermal power plants.

EGPL currently has 18 operational power plants with a total installed capacity of 1,196 MW consisting of 92 MW of hydroelectric power, 564 MW of wind power, 492 MW of solar power, and 48 MW of geothermal power. However, the 112 MW Sierra Gorda Este wind farm and the 48 MW Cerro Pabellón geothermal plant have not officially started commercial operations and are selling electricity on a test basis.

For additional information regarding EGPL, see the Enel Chile October 2017 Form 6-K (EGPL), which is incorporated by reference into this Information Statement.

The Reorganization

Enel Chile is proposing to conduct a corporation reorganization, which involves the following transactions:

  a tender offer by Enel Chile of all outstanding shares of common stock (including in the form of American Depositary Shares or “ADSs”) of Enel Generación other than Enel Generación shares currently owned by Enel Chile (the “Tender Offer”);· a capital increase (the “Capital Increase”) in order to have a sufficient number of common stock of Enel Chile available to issue to tendering holders of Enel Generación shares and ADSs in satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition (as defined below) and the Enel Chile Share Subscription Condition (as defined below) in the Tender Offer; and

  a merger in which EGPL merges into Enel Chile (the “Merger” and together with the Tender Offer and the Capital Increase, the “Reorganization”).

The proposed Reorganization seeks to consolidate Enel’s conventional and non-conventional renewable energy businesses in Chile under one company as shown below.

Under Chilean law, the Reorganization has been deemed a related party transaction, subject to the statutory requirements and protections of the Chilean Corporations Act.

Following the consummation of the Reorganization, Enel Chile will remain a majority owner of Enel Generación and will consolidate the Chilean electricity generation business through Enel Generación, the Chilean electricity distribution business through Enel Distribución Chile S.A. (“Enel Distribución”) and the Chilean non-conventional renewable energy business through EGPL. Enel will remain a majority owner of Enel Chile and, through its majority ownership in Enel Chile, will also remain the majority owner and ultimate parent of Enel Generación. See “Item 1 – Approval of the Reorganization as a Related Party Transaction” for additional information.

Summary Historical Financial Information

Enel Chile

The following summary historical consolidated financial information as of December 31, 2016 and 2015 and for each year in the three-year period ended December 31, 2016 was derived from the audited consolidated financial statements of Enel Chile included in the Enel Chile 2016 Form 20-F, which is incorporated by reference into this Information Statement. The summary historical consolidated financial information as of December 31, 2014 and 2013 and for each year in the two-year period ended December 31, 2014 was derived from audited consolidated financial statements of Enel Chile not included or incorporated by reference into this Information Statement. The summary historical consolidated financial information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from the unaudited consolidated interim financial statements of Enel Chile included in the Enel Chile October 2017 Form 6-K, which is incorporated by reference into this Information Statement. In April 2016, Enel Chile was spun-off from Enersis S.A. to hold the Chilean energy generation and distribution business of Enersis S.A. Pursuant to transitional relief granted by the SEC in respect of first time application of IFRS, summary historical consolidated financial information as of and for the year ended December 31, 2012 have been omitted. The summary historical consolidated financial information should be read in conjunction with Enel Chile’s Operating and Financial Review and the consolidated financial statements and notes thereto incorporated by reference into this Information Statement.

The following table sets forth Enel Chile’s summary historical consolidated financial data for the periods indicated:

	As of and for the six months ended June 30,				As of and for the year ended December 31,
	2017 (1)	2017	2016	2016	2015	2014	2013
	(US$ millions)	(Ch$ millions)			(Ch$ millions)

Summary Consolidated Statement of
Comprehensive Income Information

Revenues and other operating income	1,822	1,210,477	1,281,060	2,541,567	2,399,029	2,049,065	1,738,083
Operating costs (2)	(1,480)	(983,293)	(985,639)	(1,973,778)	(1,873,540)	(1,666,315)	(1,346,460)

Operating income	342	227,184	295,421	567,789	525,489	382,750	391,623

Financial results (3)	(15)	(10,069)	393	(20,483)	(97,869)	(67,045)	(56,363)

Other non-operating income	165	109,859	101	121,490	20,056	70,893	14,528
Share of profit (loss) of associates and joint
ventures accounted for using the equity
method	(1)	(778)	5,471	7,878	8,905	(54,353)	24,309
Income before income taxes	491	326,196	301,386	676,674	456,581	332,245	374,097
Income tax expenses	(120)	(79,457)	(41,847)	(111,403)	(109,613)	(132,687)	(61,712)
Net income	371	246,739	259,539	565,271	346,968	199,558	312,385
Net income attributable to the parent
Company	255	169,660	176,643	384,160	251,838	162,459	229,527
Net income attributable to
non-controlling interests	116	77,079	82,896	181,111	95,130	37,099	82,858
Total basic and diluted earnings per average
number of shares (Ch$/US$ per share)	0.01	3.46	3.60	7.83	5.13	3.31	5.08
Total basic and diluted earnings per average
number of ADSs (Ch$/US$ per ADS)	0.26	172.79	179.91	391.26	256.49	165.46	253.79
Cash dividends per share (Ch$/US$ per
share)(4)	0.005	3.23	2.09	2.09	—	—	—
Cash dividends per ADS (Ch$/US$ per
ADS)(4)	0.24	161.72	104.65	104.65	—	—	—
Weighted average number of shares of
common stock (millions)		49,093	49,093	49,093	49,093	49,093	45,219

Summary Consolidated Statement of
Financial Position Information

Total assets	7,938	5,272,847	5,329,043	5,398,711	5,325,469	5,126,735	4,820,392
Non-current liabilities	1,754	1,165,434	1,320,963	1,178,471	1,270,006	1,122,585	826,478
Equity attributable to the parent
Company	4,317	2,868,011	2,636,673	2,763,391	2,592,682	2,472,201	2,438,837
Equity attributable to non-controlling
interests	1,105	733,863	647,821	699,602	609,219	611,864	626,947
Total equity	5,422	3,601,874	3,284,493	3,462,994	3,201,901	3,084,066	3,065,784
Capital stock	3,356	2,229,109	2,229,109	2,229,109	2,229,109	2,229,109	2,238,169

Other Consolidated Financial Data
Capital expenditures (CAPEX) (5)	206	137,052	70,851	222,386	309,503	196,932	128,239
Depreciation, amortization and
impairment losses (6)	119	79,328	83,367	197,587	150,147	141,623	127,720

(1) Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$664.29 per US$1.00, as of June 30, 2017.

(2) Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment losses recognized in the period’s profit or loss and other expenses.

(3) Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.

(4) For 2016, cash dividends correspond to a payout ratio of 50% based on our 2016 annual consolidated net income as reported to the SVS, based on 10 months of results starting as of our date of formation on March 1, 2016, which therefore differs from the twelve months of net income included in the Enel Chile 2016 Form 20-F.

(5) Capital expenditures (CAPEX) figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.

(6) For further detail, please refer to Note 28 of the Notes to the Enel Chile unaudited consolidated interim financial statements included in the Enel Chile October 2017 Form 6-K, which is incorporated by reference into this Information Statement.

Enel Generación

     The following summary historical consolidated financial information as of December 31, 2016 and 2015 and for each year in the three-year period ended December 31, 2016 was derived from the audited consolidated financial statements of Enel Generación included in the Enel Generación 2016 Form 20-F, which is incorporated by reference into this Information Statement. The summary historical consolidated financial information as of December 31, 2014 and 2013 and for each year in the two-year period ended December 31, 2014 was derived from audited consolidated financial statements of Enel Generación not included or incorporated by reference into this Information Statement. The summary consolidated financial information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from the unaudited consolidated interim financial statements of Enel Generación included in the Enel Generación October 2017 Form 6-K which is incorporated by reference into this Information Statement. In April 2016, Enel Generación completed the spin-off of its non-Chilean energy generation business as Endesa Américas S.A. The summary historical consolidated financial information for all periods has been restated to reflect the Endesa Américas S.A. business as discontinued operations. Pursuant to transitional relief granted by the SEC, summary historical consolidated financial information as of and for the year ended December 31, 2012 have been omitted as such information cannot be provided on a restated basis to reflect the spin-off of Endesa Américas S.A. without unreasonable effort or expense. The summary historical consolidated financial information should be read in conjunction with

Enel Generación’s Operating and Financial Review and the consolidated financial statements and notes thereto incorporated by reference into this Information Statement.

     The following table sets forth Enel Generación’s summary historical consolidated financial information for the periods indicated:

	As of and for the six months ended June 30,				As of and for the year ended December 31,
	2017(1)	2017	2016	2016	2015	2014	2013

	(US$ millions)	(Ch$ millions)			(Ch$ millions)
Summary Consolidated
Statement of Comprehensive
Income Information

Revenues and other operating
income	1,155	766,990	848,484	1,659,727	1,543,810	1,230,975	970,037

Operating costs(2)	(915)	(608,117)	(614,406)	(1,228,341)	(1,141,991)	(978,713)	(700,715)
Operating income from
continuing operations	239	158,873	234,078	431,386	401,819	252,262	269,322
Financial results(3)
	(25.4)	(16,882)	(6,852)	(35,679)	(114,252)	(77,345)	(73,995)
Other
gains	165	109,707	114	121,491	4,015	42,652	2,514
Share of profit (loss) of associates
and joint ventures accounted for
using the equity
method	(1)	(778)	5,471	7,878	8,905	(54,353)	24,309

Income from continuing
operations before income
taxes	378	250,919	232,811	525,077	300,487	163,216	222,150
Income tax expense, from
continuing operations	(94)	(62,766)	(30,863)	(83,217)	(76,656)	(94,058)	(36,995)
Net income from continuing
operations	283	188,153	201,948	441,860	223,831	69,158	185,155
Profit after tax from discontinued
operations	—	—	79,572	79,572	411,190	489,919	378,351
Net income for the year	283	188,153	281,520	521,432	635,021	559,077	563,506

Net income attributable to the
parent Company	278	184,995	237,448	472,558	392,868	276,027	353,927
Net income attributable to
non-controlling
interests	5	3,158	44,072	48,874	242,153	283,050	209,579

8

	As of and for the six months ended June 30,				As of and for the year ended December 31,
	2017(1)	2017	2016	2016	2015	2014	2013

	(US$ millions)	(Ch$ millions)			(Ch$ millions)
Basic and diluted earnings per
share from continuing
operations (Ch$/US$ per share).	0.03	22.56	24.10	52.77	25.89	6.81	21.11
Basic and diluted earnings per
share from continuing	1.02	676.67	723.10	1,583.10	776.70	204.30	633.30
operations (Ch$/US$ per share).
Total Basic and diluted earnings
per share (Ch$/US$ per share)	0.03	22.56	28.95	57.62	47.90	33.49	43.15
Total Basic and diluted earnings
per ADS (Ch$/US$ per ADS)	1.02	676.67	868.53	1,728.50	1,437.00	1,004.70	1,294.50
Cash dividends per share (Ch$/US$
per share)	0.04	28.81	14.58	14.58	20.39	21.58	14.29
Cash dividends per ADS (Ch$/US$
per ADS)	1.3	864.3	437.4	437.4	611.7	647.4	428.7
Number of shares of common stock
(millions)		8,202	8,202	8,202	8,202	8,202	8,202

Summary Consolidated
Statement of Financial Position
Information

Non-current assets and disposal
groups held for sale or distribution
to owners	4,301.6	2,857,520	2,894,797	12,993	3,889,706	7,979	—
Total assets	4,915	3,265,298	3,432,338	3,399,682	7,278,770	7,237,672	6,762,125
Non-current liabilities	1,662.4	1,104,323	1,262,997	1,114,145	1,207,005	2,321,048	1,935,919
Liabilities associated with disposal
groups held for sale or distribution
to owners	—	—	—	—	1,851,784	5,490	—
Equity attributable to the parent
company	2,693	1,788,710	1,572,250	1,700,962	2,648,190	2,700,280	2,651,968
Equity attributable to
non-controlling
interests	42	27,754	31,543	28,798	895,700	823,606	935,846
Total equity	2,734	1,816,464	1,603,793	1,729,760	3,543,890	3,523,886	3,587,814
Capital stock(4)	961	638,289	638,289	638,289	1,537,723	1,537,723	1,537,723

Other Consolidated Financial
Information

Capital expenditures (CAPEX)(5)
	155	103,086	75,639	194,880	537,805	421,314	292,017
Depreciation, amortization and
impairment losses(6)
	89	58,869	66,021	163,386	115,042	113,766	92,577

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$664.29 per US$1.00, as of June 30, 2017.
(2)	Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment loss recognized in the period’s profit or loss and other expenses.
(3)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(4)	Capital stock represents issued capital plus share premium.
(5)	Capital expenditures (CAPEX) figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(6)	For further detail, please refer to Notes 8C and 27 of the Notes to the Enel Generación unaudited consolidated interim financial statements included in the Enel Generación October 2017 Form 6-K, which is incorporated by reference into this Information Statement.

EGPL

     The following summary historical consolidated financial information as of December 31, 2016 and 2015 and for each year in the two-year period ended December 31, 2016 was derived from the audited consolidated financial statements of EGPL included in the Enel Chile October 2017 Form 6-K (EGPL), which is incorporated by reference into this Information Statement. The summary consolidated financial information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and income statements for the year ended December 31, 2014 have been derived from the unaudited consolidated interim financial statements of EGPL included in the Enel Chile October 2017 Form 6-K (EGPL), which is incorporated by reference into this Information Statement. Pursuant to Item 3.A.1 of Form 20-F, summary historical consolidated financial information as of and for the years ended December 31, 2013 and 2012 have been omitted as such information cannot be provided without unreasonable effort or expense. The summary historical consolidated financial information should be read in conjunction with

EGPL’s consolidated financial statements and notes thereto included in the Enel Chile October 2017 Form

6-K (EGPL), which is incorporated by reference into this Information Statement.

     The following table sets forth EGPL’s summary historical consolidated financial information for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
	2017	2016	2016	2015	2014

	(US$ millions)			(US$ millions)
Summary Consolidated
Statement of Comprehensive
Income Information
Revenues and other operating
income	177,784	121,935	307,740	203,791	146,814
Operating costs(1)	(120,883)	(85,868)	(200,205)	(140,545)	(98,149)
Operating income	56,901	36,067	107,535	63,246	48,665
Financial results(2)	(40,422)	(26,520)	(99,536)	(42,697)	(15,972)
Other gains	67	5,687	8,167	-	-

Income before income taxes	16,546	15,234	16,166	20,549	32,693
Income tax expense	6,185	46,577	6,576	(23,787)	(22,050)
Net income	22,731	61,811	22,742	(3,238)	10,643

Net income attributable to the
parent Company	21,427	58,281	20,411	(1,878)	8,788
Net income attributable to
non-controlling interests	1,304	3,530	2,331	(1,360)	1,855

Other Consolidated Financial
Information
Capital expenditures (CAPEX)(4)	136,420	380,086	532,486	218,883	274,301
Depreciation, amortization and
impairment losses(5)	52,858	32,206	81,993	50,695	22,861

(1)	Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment loss recognized in the period’s profit or loss and other expense s.
(2)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(3)	Capital stock represents issued capital.
(4)	Capital expenditures (CAPEX) figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(5)	For further detail, please refer to Note 27 of the Notes to the EGPL unaudited consolidated interim financial statements included in the Enel Chile October 2017 Form 6-K (EGPL), which is incorporated by reference into this Information Statement.

Summary Pro Forma Consolidated Financial Information

     The following summary pro forma consolidated financial information give effect to the Tender Offer and the Merger and should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Information and related notes made available on Enel Chile’s website at www.enelchile.cl. For accounting purposes, the Tender Offer will be accounted for as acquisitions of minority interests and the Merger will be accounted for as a combination of entities under common control. The historical financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of Enel Chile, Enel Generación and EGPL, and should be read in conjunction with those financial statements and notes thereto incorporated herein by reference. The Unaudited Pro Forma Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 give effect to the Tender Offer and the Merger as if they had been consummated on January 1, 2014, and the Unaudited Pro Forma Consolidated Statement of Financial Position as of June 30, 2017 gives effect to the Tender Offer and the Merger as if they had been consummated on June 30, 2017. You should not rely on this summary unaudited pro forma consolidated information as being indicative of the results that would actually have been obtained if the Tender Offer and the Merger had been consummated for the above-mentioned periods or the future results of Enel Chile.

	For the six months
	ended	For the year ended December 31,
	June 30, 2017	2016	2015	2014
	(in thousands of Ch$, except share and per share amounts)

Pro Forma Consolidated Statement of
Comprehensive Income Information:
Revenues and other operating
income	1,242,579,709	2,612,018,524	2,455,302,875	2,074,923,468
Operating Income	264,744,050	640,503,283	566,896,374	410,478,010
Income before taxes from continuing
operations	302,662,762	618,695,963	401,124,723	281,964,243
Income tax expense, continuing
operations	(66,588,519)	(90,418,248)	(109,981,456)	(130,779,422)
Net income from continuing
operations	236,074,243	528,277,715	291,443,267	151,184,821
Net income attributable to Enel
Chile	232,169,537	518,889,614	282,180,804	135,387,580
Net income attributable to non-controlling
interests	3,904,706	9,388,101	9,262,463	15,797,241
Basic and diluted earnings per share:

Basic and diluted earnings per share from
continuing operations	3.24	7.25	3.94	1.89
Basic and diluted earnings per
share	3.24	7.25	3.94	1.89
Weighted average number of shares of common
stock (thousands)	69,754,349.33	69,754,349.33	69,754,349.33	69,754,349.33

Pro Forma Consolidated Statement of Financial Position
Information:		As of the six months ended June 30, 2017
		(in thousands of Ch$)
Total Assets			6,985,088,190
Total non-current liabilities			3,173,273,129
Total current liabilities			590,588,426
Equity attributable to parent company			3,105,199,037
Total equity			3,221,226,635

Tentative Transaction Timetable

     Below is a tentative transaction timetable for the Reorganization. There may be significant changes depending on developments and all future dates are all subject to change.

Date	Action(s)
August 25-28, 2017	The Board of Directors of Enel Chile and Enel Generación authorized their respective companies to analyze the proposed Reorganization.
September 20, 2017	The Board of Directors of EGPL authorized the company to analyze the proposed Reorganization.
October 13, 2017	Chilean Superintendence of Securities and Insurance (Superintendencia de
Valores y Seguros or “SVS”) confirmed that the SVS would not object if the
Tender Offer in Chile is conducted as a cash tender offer subject to the Enel
Chile Share Subscription Condition.
October 24, 2017	EGPL is converted from a limited liability company (sociedad de responsibilidad limitada) into a closely held stock corporation (sociedad anónima cerrada).
October 24, 2017	Chilean Superintendence of Pensions (Superintendencia de Pensiones)
confirmed that the Chilean Pension Funds Administrators (“AFPs”), as shareholders of Enel Generación, may agree to apply part of the consideration payable for each Enel Generación share tendered to subscribe for Enel Chile shares, subject to compliance with simultaneous delivery versus payment requirements set forth in the Compendium of Rules of the
Pension System and standard share exchange procedures applicable to
AFPs.
November 3, 2017	Delivery of interim Chilean financial statements of Enel Chile, Enel
Generación and EGPL as of and for the nine months ended September 30,
2017 (i.e., within 90 days before the date of the shareholders’ meeting to approve the Merger, as required under Chilean law).
November 3, 2017	Delivery of (i) appraisals by independent appraisers to Enel Chile and
EGPL, and (ii) reports by independent evaluators to Enel Chile and Enel
Generación.
November 9, 2017	Delivery of the opinions of the Directors’ Committees of Enel Chile and
Enel Generación required under Chilean law.
November 14, 2017	Delivery of the opinions of the individual directors of Enel Chile and Enel
Generación with respect to the Reorganization.
November 14, 2017	Delivery of the supplementary opinion of the Directors’ Committee of Enel
Generación required under Chilean law.
November 14, 2017	The Boards of Directors of Enel Chile and EGPL unanimously approved, among other matters, the actions relating to the Reorganization and the summoning of extraordinary shareholders’ meetings (“ESMs”) of the respective companies to approve, among other matters, the Reorganization as a related party transaction and the Merger.

Date	Action(s)
November 14, 2017	The members of the Board of Directors of Enel Generación without any interest in the Reorganization unanimously approved the Reorganization as a related party transaction, and the Board of Directors of Enel Generación unanimously approved, among other matters, the summoning of the ESM to inform the shareholders about the Reorganization and to approve the amendments to the bylaws of Enel Generación.
November 14, 2017	Public notice of Enel Chile, Enel Generación and EGPL Board actions.
November 14, 2017	Public notice of the agenda of the ESMs to shareholders of Enel Chile and
Enel Generación.
November 29, 2017	Mailing of information statements with respect to the ESMs of Enel Chile and Enel Generación to the holders of Enel Chile ADSs and Enel
Generación ADSs.
December 15, 2017	Voting cut-off date for Enel Chile ADSs and Enel Generación ADSs (3 business days prior to the ESMs).
December 20, 2017	The ESMs of Enel Chile, Enel Generación and EGPL held.
December 21, 2017	Beginning of exercise period for statutory merger dissenters’ withdrawal rights in connection with the Merger for Enel Chile and EGPL shareholders.
January 19, 2018	Expiration of the exercise period for statutory merger dissenters’ withdrawal rights in connection with the Merger for Enel Chile and EGPL shareholders
(30 calendar days from approval of the Merger at the ESMs).
Early/Mid February 2018	Registration with the SVS and the Santiago Stock Exchange, the Valparaíso
Stock Exchange and the Chilean Electronic Stock Exchange (collectively, the “Chilean Stock Exchanges”) of the new Enel Chile shares to be issued in connection with the Capital Increase.
Mid/Late February 2018	Commencement of preemptive rights offering in connection with the Capital
Increase.
Mid/Late February 2018	Launch of the Tender Offer in Chile and the United States.
Mid/Late March 2018	Expiration of the preemptive rights offering period in connection with the
Capital Increase (30 calendar days from launch).
Mid/Late March 2018	Expiration of the tender offer period (minimum of 30 calendar days from launch of the Tender Offer) in Chile and in the United States.
Mid/Late March 2018	Publication of the notice of the results of the Tender Offer (aviso de resultado) and acceptance of tendered Enel Generación shares and ADSs
(three calendar days after expiration of the Tender Offer) and effectiveness of Enel Generación bylaw amendments.
Early April 2018	Reorganization effective.

THE MEETING

The Extraordinary Shareholders’ Meeting of Enel Chile (the “Meeting”) will be held on December

20, 2017, at 10:00 A.M., local time, at Enel Chile Stadium, located at Carlos Medina No. 858, Independencia, Santiago, Chile.

The Matters to be Voted Upon

     At the Meeting, the Board of Directors of the Company will present the following matters to the shareholders of the Company for their consideration and vote. Currently, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an ESM, notwithstanding that all matters to be presented to the shareholders must be described in the notice of the meeting.

  Item 1 – Approve the proposed Reorganization as a related party transaction under Title XVI of Law No. 18,046 (the “Chilean Corporations Act”), which includes the Merger, the Capital Increase and the Tender Offer for up to 100% of the shares and ADSs of Enel Generación, which will be subject to, among other conditions, the conditions precedent that Enel Chile holds after the Tender Offer more than 75% of the outstanding shares of Enel Generación and that the holders of the tendered shares and ADSs agree to subscribe for Enel Chile shares with a portion of the cash consideration paid in the Tender Offer.
  Item 2 – Approve the Merger, in accordance with rules under Title IX of the Chilean Corporations Act and Title IX of the Chilean Corporation Regulations (Reglamento de Sociedades Anónimas), pursuant to which EGPL will be merged into Enel Chile and Enel Chile will succeed to all rights and obligations of EGPL. The approval of the Merger will also constitute the approval of:
(a) the terms and conditions of the Merger, including the merger exchange ratio;
(b) the statements of financial position of Enel Chile and EGPL as of September 30, 2017, duly audited under the Chilean auditing standards by the corresponding external audit firms; and
(c) a capital increase by Enel Chile for purposes of authorizing shares to be issued to the shareholder of EGPL in the Merger.
  Item 3 – Approve, the Capital Increase, which would increase Enel Chile’s capital through the issuance of new shares of common stock of Enel Chile, all of which will be of the same series and without par value, and shall be offered at the price and other conditions approved at the Meeting.
  Item 4 – Authorize Mr. Herman Chadwick Piñera, the Chairman of the Board, or his designee, to vote Enel Chile’s shares of Enel Generación in favor of the proposed amendments to the Enel Generación Bylaws (estatutos) to remove, among other things, the 65% share ownership limitation required under Title XII of Decree Law 3,500 of 1980 (“DL 3,500”) (the Chilean law that regulates pension fund investments).
  Item 5 – Approve the proposed amendments to the Enel Chile Bylaws (estatutos) related to the Merger, the Capital Increase and certain other matters.
  Item 6 – Authorize the Board to perform all actions necessary to carry out the Reorganization, including, among others, the registration of the new Enel Chile common shares with the SVS and the SEC.

     Item 7, which involves informing the shareholders of any related party transactions governed by Title XVI of the Chilean Corporations Act, other than the Reorganization, approved by the Board since the last ordinary shareholders’ meeting, will be presented by the Board of Directors of the Company to the shareholders of the Company for informational purposes only.

Quorum

     Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. Enel, which beneficially owns 60.6% of the Company’s common stock, can establish a quorum at the Meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing quorum at such meeting.

Votes Required

     Approval of Items 1, 2, 3 and 5 require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of Items 4 and 6 require the affirmative vote of at least a majority of the outstanding common stock of the Company. Enel currently beneficially holds 60.6% of the

Company’s outstanding common stock, and will be entitled to vote its shares of common stock on all matters at the Meeting, and intends to vote its shares in favor of each of the items referred above that are submitted for approval.

How to Vote

     Under the Deposit Agreement, dated as of April 26, 2016, among the Company, the Depositary and all ADS Holders from time to time thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary how to vote their shares at the Meeting. For more information regarding the Deposit Agreement, see “Item 10. Additional Information” in the Enel Chile 2016 Form 20-F, which is incorporated herein by reference.

     If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of the items proposed by the Board of Directors for approval.

     The Depositary has set November 20, 2017 as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the by-laws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, ADS Holders may withdraw the shares underlying the ADSs and attend and vote at the Meeting in person. If you do not attend the Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the

Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affect the rights of ADS Holders.

ITEM 1 – APPROVAL OF THE REORGANIZATION AS A RELATED PARTY TRANSACTION

     The Company is seeking the approval of the Reorganization as a related party transaction in accordance with Title XVI of the Chilean Corporations Act.

     On November 14, 2017, the Board of Directors of Enel Chile unanimously approved the following terms of the Reorganization:·

  Merger: Merger exchange ratio of 15.80 Enel Chile shares for each EGPL share.

  Tender Offer and the Capital Increase:

    Tender offer price of Ch$590 per Enel Generación share;
    Subscription price of Ch$82 per Enel Chile share in the Capital Increase;
    An implied exchange ratio in the Tender Offer of 7.19512 Enel Chile shares for each Enel Generación share; and
    Based on tender offer price Ch$590 per Enel Generación share, 40% of such tender offer price (Ch$ 236) will be applied to subscribe and pay for newly issued Enel Chile shares (reflecting an exchange ratio of 2.87805 Enel Chile shares for each Enel Generación share) and the remaining 60% (Ch$354) will be payable in cash to Enel Generación shareholders that validly tender their shares.

     The following is a summary description of the Reorganization.

The Merger

     The Merger involves the merger of EGPL with and into Enel Chile. The consummation of the Merger is contingent on the approval of the Merger by the shareholders of Enel Chile and EGPL and the satisfaction of conditions of the Merger described in “—Conditions of the Reorganization—Conditions of the Merger” below. Upon effectiveness of the Merger, EGPL will merge with and into Enel Chile. Enel Chile will be the surviving corporation under the name “Enel Chile S.A.,” and EGPL will cease to exist as a separate entity. See “—Conditions of the Reorganization—Conditions of the Merger” and “Item 2 – The Merger.”

The Capital Increase

     As part of the Reorganization, Enel Chile is seeking to conduct the Capital Increase, in part, to obtain Enel Chile shares to be issued in connection with the Tender Offer to satisfy the Enel Chile U.S. Share/ADS Subscription Condition and the Enel Chile Share Subscription Condition. The Capital Increase is subject to approval by the affirmative vote of two-thirds of the outstanding voting shares of Enel Chile at the Meeting.

     Under Chilean law, existing shareholders of a company have preemptive rights to subscribe for additional shares issued by means of a capital increase pro rata in proportion to their interest in the company (“preemptive rights”). Also under Chilean law, a preemptive rights offering is conducted for a 30-calendar day period following the publication by the company of a notice in a newspaper with national coverage of the commencement of the preemptive rights offering period with respect to the newly issued shares. In the Reorganization, the existing holders of Enel Chile shares (including Enel) will have preemptive rights to subscribe for additional Enel Chile shares pro rata in connection with the newly issued shares of Enel Chile, other than the Enel Chile shares to be issued in connection with the Merger. In addition, Enel Chile shares underlying Enel Chile ADSs will have preemptive rights to subscribe for additional Enel Chile shares pro rata. Any existing holders of Enel Chile shares that have preemptive rights in connection with the Capital Increase will be able to exercise such preemptive rights only by paying cash for the newly issued Enel Chile shares. See “Item 3 – The Capital Increase” and “—Conditions of the Reorganization—Conditions of the Capital Increase.”

The Tender Offer

     Tender Offer is expected to be conducted as a concurrent dual tender offer in the U.S. (the “U.S. Offer”) and Chile (the “Chilean Offer”). In the U.S. Offer, Enel Chile has announced that it intends to offer to purchase (i) all outstanding Enel Generación shares, other than Enel Generación shares currently owned by Enel Chile, held by all U.S. persons for an amount of Ch$590 in cash, without interest, payable in U.S. dollars, net of applicable withholding taxes and distribution fees for each Enel Generación share; and (ii) all outstanding Enel Generación ADSs from all holders of Enel Generación ADSs, wherever located, for an amount of Ch$17,700 in cash, without interest, payable in U.S. dollars, net of applicable withholding taxes and distribution fees for each Enel Generación ADS.

     The U.S. Offer is subject to certain conditions, including the condition that any eligible holder of Enel Generación shares and/or Enel Generación ADSs validly tendering Enel Generación shares and/or Enel Generación ADSs in the U.S. Offer shall have agreed to apply Ch$236 of the consideration payable for each Enel Generación share tendered and Ch$7,080 of the consideration payable for each Enel Generación ADS tendered to subscribe for Enel Chile shares or Enel Chile ADSs, as the case may be, at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS) (the “Enel Chile U.S. Share/ADS Subscription Condition”). Following completion of the U.S. Offer, for each Enel Generación share validly tendered in the U.S. Offer, an Enel Generación shareholder will receive Ch$354 in cash, without interest, payable in U.S. dollars net of applicable withholding taxes and distribution fees, and 2.87805 Enel Chile shares as a result of its satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition. Following completion of the U.S. Offer, for each Enel Generación ADS validly tendered in the U.S. Offer, an Enel Generación ADS holder will receive Ch$10,620 in cash, without interest, payable in U.S. dollars net of applicable withholding taxes and distribution fees, and 1.72683 Enel Chile ADSs as a result of its satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition

     In the Chilean Offer, Enel Chile has announced that it intends to offer to purchase any and all of the outstanding Enel Generación shares, other than Enel Generación shares currently owned by Enel Chile but including Enel Generación shares held by U.S. persons, at the purchase price of Ch$590 in cash for each Enel Generación share. The Chilean Offer is subject to certain conditions, including the condition that any eligible holder of Enel Generación shares tendering in the Chilean Offer shall have agreed to apply Ch$236 of the consideration payable for each Enel Generación share tendered to subscribe for Enel Chile shares at a subscription price of Ch$82 per Enel Chile share (the “Enel Chile Share Subscription Condition”). As a result, following completion of the Chilean Offer, for each Enel Generación share purchased, an Enel Generación shareholder will receive Ch$354 in cash and 2.87805 Enel Chile shares as a result of its satisfaction of the Enel Chile Share Subscription Condition. See “—Conditions of the Reorganization—Conditions of the Tender Offer.”

Conditions of the Reorganization

     The transactions which constitute the Reorganization are interrelated and must be considered together. Therefore, the effectiveness of each of the transactions that are part of the Reorganization is subject to the conditions to the other transactions that are part of the Reorganization also being satisfied.

     The conditions indicated below are not exhaustive, and additional conditions may be established by the Enel Chile, Enel Generación or EGPL or by their respective Boards of Directors.

     Subject to the conditions listed below, Enel Chile, Enel Generación and EGPL intend that each of the acts that are part of the Reorganization, except for the amendments to the Bylaws of Enel Generación, shall be effective at the same date. The amendments to the Bylaws of Enel Generación shall be effective on the date on which Enel Chile publishes the results notice declaring the Tender Offer successful.

     In any event, the conditions indicated below for each of the transactions that are part of the Reorganization must be satisfied on or before December 31, 2018. Therefore, the last date on which the Reorganization may become effective is December 31, 2018.

Conditions of the Merger

     The consummation of the Merger will be subject to the satisfaction of the following conditions:

  Approval by the shareholders of Enel Generación of an amendment to its bylaws (estatutos) eliminating the limit set forth pursuant to Title XII of DL 3,500, which limits the ownership interest that a single person or entity may hold in Enel Generación to 65% of its issued and outstanding voting shares;
  Enel Chile declares successful the Tender Offer in accordance with the terms and conditions for the Tender Offer described under “—Conditions of the Tender Offer”;
  Not more than 5% of the outstanding Enel Chile shares exercise statutory merger dissenters’ withdrawal rights in connection with the Merger, provided that no shareholder shall, on the expiration date of the statutory merger dissenters’ withdrawal rights exercise period, own more than 65% of the outstanding Enel Chile shares in accordance with the ownership limitations in the bylaws of Enel Chile, considering for such purposes the additional number of Enel Chile shares authorized for issuance in connection with the Merger and the Capital Increase; and

  The absence, on the effective date of the Merger, of any legal proceeding or action seeking to: (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above.

Conditions of the Capital Increase

The Capital Increase will not be effective if any of the following events occur:

  Enel Chile has not published the notice of results of the Tender Offer on or before December 31, 2018; or·

  Enel Chile has published a notice of results of the Tender Offer indicating that the Tender Offer expired or was not successful.

Conditions of the Tender Offer

The launch of the Tender Offer will be subject to the satisfaction of the following conditions:

  the shareholders of Enel Chile and EGPL have approved the Merger at their respective ESMs, subject to the conditions precedent applicable to the Merger;
  the shareholders of Enel Generación shall approve at its ESM the proposed amendments to the Enel Generación Bylaws (estatutos) to remove the limitations and restrictions set forth under Title XII of DL 3,500, including among other things, the 65% stock ownership limit applicable to any shareholder set forth in Enel Generación’s bylaws in accordance with Title XII of DL 3,500 and any other related restrictions, even if the effectiveness of such bylaw amendments (which is subject to the satisfaction of its own applicable conditions precedent) has not yet occurred; and
  registration of the new Enel Chile shares to be issued in connection with the Capital Increase and the Tender Offer with the SVS and the Chilean Stock Exchanges.

     The Tender Offer will be subject to the satisfaction or waiver of the following conditions on or before the expiration of the Tender Offer:

  the valid tender in the Tender Offer of a total number of Enel Generación shares and Enel Generación ADSs such that Enel Chile would hold a more than 75% interest in Enel Generación following the consummation of the Tender Offer, including the satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition in the case of the U.S. Offer and the Enel Chile Share Subscription Condition and the Enel Chile Share Subscription Condition in the case of the Chilean Offer;
  Enel Chile has available for issuance the necessary number of newly issued Enel Chile shares following the expiration of the preemptive right period in the Capital Increase to permit the subscription of Enel Chile shares and Enel Chile ADSs required to satisfy the Enel Chile U.S. Share/ADS Subscription Condition and the Enel Chile Share Subscription Condition;
  Enel does not cease to be at any time the controlling shareholder of Enel Chile and maintains at all times, more than 50.1% of the voting capital in Enel Chile;
  the absence of any legal proceeding or action seeking to: (i) prohibit or materially prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any other legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;
  the absence of any legal proceeding or action seeking to (i) prohibit or materially prevent the consummation of the Tender Offer; (ii) impose material limitations on Enel Chile's ability to effectively acquire the Enel Generación shares and Enel Generación ADSs, including any material restriction on the proposed amendments to the Enel Generación bylaws relating to Title XII of DL 3,500; (iii) impose limitations on Enel Chile's ability to exercise its property rights over the Enel Generación shares and Enel Generación ADSs acquired in the Tender Offer, including the right to vote such shares and ADSs; and (iv) in general, any other legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above; and

  the absence of any Material Adverse Effect, which is defined as any event, fact or circumstance resulting in or having a material adverse impact on the business, properties, assets, obligations, results or operations of Enel Generación, which materiality and exclusions shall be objectively determined.

     Enel Chile will declare the Tender Offer successful if the conditions above are satisfied or waived.

Conditions of the Amendments to the Bylaws of Enel Generación

     The effectiveness of the amendments to the Bylaws of Enel Generación will be conditioned on Enel Chile declaring the Tender Offer successful.

Risk Factors

     In deciding whether to vote to approve the Reorganization as a related party transaction in accordance with Title XVI of the Chilean Corporations Act, you should read this Information Statement carefully and the referred documents. You should also carefully consider the following risk factors related to the Reorganization together with the risk factors set forth in the Enel Chile 2016 Form 20-F and the Enel Generación 2016 Form 20-F.

     Enel Chile may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the Reorganization and Enel Chile’s results of operations, financial condition and the price of Enel Chile shares may suffer.

     The Reorganization, including Enel Chile’s acquisition of EGPL in the Merger and the Tender Offer for Enel Generación shares, may not achieve the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by Enel Chile. However, these benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect.

     Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by us to result from the completion of the Reorganization may not be achieved as expected, or at all, or may be delayed. To the extent that Enel Chile incurs higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, Enel Chile’s results of operations and financial condition may suffer.

The potential integration of Enel Chile and EGPL may be difficult and expensive.

     The Merger involves the integration of a mature business, as is the case of Enel Chile’s conventional energy business, which Enel Chile develops through Enel Generación, with EGPL’s non-conventional renewable energy business. Enel Chile’s goal in integrating the operations is to increase the revenues and earnings of the combined businesses through cost savings, and, as a combined company, to increase Enel Chile’s ability to satisfy the demands of its customers. In so doing, Enel Chile may encounter substantial difficulties in integrating operations, and could even incur substantial costs as a result of, among other things:

  inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Enel Chile and EGPL and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Enel Chile and EGPL;
  diversion of management’s attention from their other responsibilities as a result of the need to deal with integration issues;
  failure to retain customers and suppliers of Enel Chile and EGPL; and
  difficulties in achieving full utilization of assets and resources of Enel Chile and EGPL.

     The diversion of management attention and any difficulties encountered from the Merger could increase costs or reduce revenues, earnings and operating results of Enel Chile following completion of the Merger. Any delays encountered in the integration process of EGPL and Enel Chile, could have an adverse effect on the revenues, level of expenses, operating results and financial condition of the Enel Chile, which may adversely affect the value of the Enel Chile securities after the completion of the Tender Offer.

     Enel Chile following the Merger may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect Enel Chile’s operations and financial condition.

     The success of Enel Chile following the Merger, will depend in part on the ability of Enel Chile to retain key employees of both Enel Chile and EGPL and successfully manage the larger and broader organization resulting from the Merger. In this context, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain with Enel Chile. Furthermore, Enel Chile will face challenges inherent in efficiently managing an increased number of employees. Accordingly, no assurance can be given that Enel Chile will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to the combined company’s business and negatively impact the combined company’s operations and financial condition.

     The Merger will be a statutory merger and there is no merger agreement entered into between Enel Chile and EGPL or Enel, as the sole shareholder of EGPL; therefore, none of the parties involved in the Merger will have any contractual protections against each other.

     The Merger will be a statutory merger under Article 99 of the Chilean Corporations Act. Under Chilean law, no merger agreement is required, provided that the shareholders of the merging corporations are presented with a document containing the terms and conditions of the merger. No merger agreement has been or will be entered into between Enel Chile and EGPL or Enel in connection with the Merger. However, the terms and conditions of the Merger are included in as part of the General Terms of the Reorganization presented to shareholders of Enel Chile and EGPL in connection with the ESMs. The General Terms of the Reorganization do not include representations and warranties or covenants regarding the merging entities. In the absence of a merger agreement providing contractual rights between the parties to the Merger, any rights of the parties to the Merger to seek indemnification or other recovery for any losses with respect to the Merger will be based solely on the protections of the Chilean Corporations Act.

ITEM 2 – THE MERGER

     The Company is seeking the approval of the Merger in accordance with rules under Title IX of the Chilean Corporations Act and Title IX of the Chilean Corporation Regulations (Reglamento de Sociedades Anónimas). The approval of the Merger will also constitute the approval of (i) the terms and conditions of the Merger, including the merger exchange ratio; (ii) the statements of financial position of Enel Chile and EGPL as of September 30, 2017, duly audited under the Chilean auditing standards by the corresponding external audit firms, provided in connection with the Merger (the “Chilean Financial Statements”); and (iii) a capital increase by Enel Chile for purposes of acquiring shares to be issued to the shareholder of EGPL in the Merger pursuant to the merger exchange ratio. The following is a summary description of the Merger.

Terms of the Merger; No Merger Agreement

     On November 14, 2017, the Board of Directors of Enel Chile proposed a merger exchange ratio of 15.80 Enel Chile shares for each EGPL share. This merger exchange ratio was determined by the Board of Directors of Enel Chile based on its review of the opinions and reports of the various independent evaluators and independent appraisers involved in the Reorganization. See “Additional Information.”

     No merger agreement has been entered into between Enel Chile and EGPL in connection with the proposed Merger. Under the Chilean Corporations Act, it is not necessary for parties to a merger to enter into a merger agreement in connection with an Article 99 statutory merger. This is because the manner in which the merged companies will be combined is prescribed by the Chilean Corporations Act. However, pursuant to Article 155(a) of the Chilean Corporate Regulations, the Boards of Directors of Enel Chile and EGPL may adopt certain terms and conditions relating to the Merger that outline certain information relating to the Merger. For purposes of the Reorganization, the Boards of Enel Chile and EGPL have approved a document entitled General Terms of the Reorganization (Bases Generales de la Reorganización) which outlines the main terms and conditions related to the Reorganization (including the Merger). The original Spanish version and an English translation of the General Terms of the Reorganization is available on the website of Enel Chile at www.enelchile.cl and is incorporated by reference into this Information Statement.

     In addition, under the Chilean Corporations Act, the Boards of Directors of the companies that are parties to a merger are not required to approve the merger. Instead, the Chilean Corporations Act requires that the Board of each company that is a party to the merger must:

  approve the merger exchange ratio to be proposed to its shareholders;
  approve proposing the merger to its shareholders; and
  call and set a date for an ESM for the purpose of voting on the proposed merger exchange ratio and the merger.

     If two-thirds of the outstanding voting shares of each of Enel Chile and EGPL approve the Merger and all other conditions of the Merger are satisfied or waived, then the Chilean Corporations Act provides that at the effective time of the Merger:

  EGPL, as the non-surviving company, will be dissolved by operation of law, but not subject to liquidation.

  Enel Chile will, by operation of law, acquire all of the assets and rights and succeed to all of the liabilities and obligations of EGPL at its book value on the financial information and other financial statements as of the Merger effective date. The Chilean Financial Statements of both Enel Chile and EGPL must be approved by the shareholders of each company in the same meeting or unanimous written consent in at which the Merger is submitted for their approval.
  Shareholders of EGPL will automatically become shareholders of Enel Chile and the shares of EGPL will automatically convert into Enel Chile shares at the merger exchange ratio approved by the shareholders of Enel Chile and EGPL at their respective shareholders’ meetings.

Conditions of the Merger

     See “—Conditions of the Reorganization—Conditions of the Merger.”

Regulatory Approvals

     If the Merger is approved by two-thirds of the respective outstanding voting shares of Enel Chile and EGPL, Enel Chile and EGPL must record the minutes of their respective ESMs at which their respective shareholders approved the Merger before a Chilean notary public and publish within the 60 following days an abstract of those minutes in the Registry of Commerce (Registro de Comercio) and in the Official Gazette (Diario Oficial) in order for the Merger to be completed and the exchange of Enel Chile shares for EGPL shares to occur.

     In addition, although not a precondition to the effectiveness of the Merger, before the Enel Chile shares can be issued in exchange for the shares of EGPL and such Enel Chile shares may be traded on the Chilean Stock Exchanges, Enel Chile must obtain:

  approval for registration of the additional Enel Chile shares by the SVS; and
  approval of the Chilean Stock Exchanges to list the additional Enel Chile shares.

     There are no other regulatory approvals Enel Chile is seeking to obtain in connection with the Merger of Enel Chile and EGPL. However, in connection with the approval by the SVS of the registration of the issuance of the additional Enel Chile shares, the SVS will review the issuance to determine whether it complies with Chilean law.

     In addition, in connection with the Merger and the Enel Chile ADS program, certain information must be delivered to the SVS. Enel Chile must deliver to the SVS a copy of its registration statement and any other information it submits to the SEC in the same form and at the same time its files the registration statement or such other information with the SEC. Enel Chile must report on a monthly basis the issuance and cancellation of Enel Chile ADSs, the number of Enel Chile ADSs traded, and the price and trading volumes. Enel Chile will also be required to file with the SVS on a quarterly basis a list of Enel Chile ADS holders.

Statutory Merger Dissenters’ Withdrawal Rights

     Under the Chilean Corporations Act, Enel Chile shareholders and EGPL shareholders who vote against approval of the Merger, or if they did not attend the meeting, who notify the applicable company in writing within 30 days following the respective shareholders’ meetings of their opposition to the Merger, and who provide Enel Chile or EGPL, as the case may be, with the required notice of withdrawal, will have the right to exercise statutory merger dissenters’ withdrawal rights (derecho a retiro) and to receive from Enel Chile or EGPL, as the case may be, a cash payment in exchange for Enel Chile shares or EGPL shares, as applicable. A holder of Enel Chile shares exercising statutory merger dissenters’ withdrawal rights will receive a cash payment from Enel Chile that is equivalent to the weighted average of the closing prices for Enel Chile shares as reported on the Chilean Stock Exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Merger is approved. The statutory merger dissenters’ withdrawal rights price is Ch$74.36 per Enel Chile share. A holder of EGPL shares exercising statutory merger dissenters’ withdrawal rights will receive a cash payment from EGPL that is equivalent to the book value of EGPL shares, which is determined by dividing EGPL’s net worth (patrimonio) by the total number of issued and paid shares of EGPL.

     Enel Chile ADS holders own beneficial interests in Enel Chile shares that are held by the custodian bank for Enel Chile’s ADS program. Enel Chile ADS holders do not hold Enel Chile shares directly and are not listed as shareholders on Enel Chile’s share registry. Therefore, any Enel Chile ADS holder that wishes to exercise statutory merger dissenters’ withdrawal rights with respect to the Merger must cancel such holder’s Enel Chile ADSs and become a registered shareholder of Enel Chile not later than midnight (the end of the day) on December 14, 2017 (the fifth Chilean business day prior to the Meeting) (the “Shareholder Record Date”) and then follow the procedures for exercising statutory merger dissenters’ withdrawal rights as a shareholder.

     Please note that under Chilean law, shareholders must receive notice of the shareholders’ meeting not less than 15 and no more than 20 days before the date of a shareholders’ meeting unless all shareholders are present in a meeting, in which case no notice is required. Only Enel Chile holders of record as of the Shareholder Record Date will be entitled to vote at the Meeting. Enel Chile ADS holders that do not cancel their ADSs and do not become record shareholders of Enel Chile on or before the Shareholder Record Date will not have the right to dissent from the Merger under Chilean law for purposes of exercising statutory merger dissenters’ withdrawal rights. Since EGPL is a closely held stock corporation, only EGPL holders of record at December 20, 2017 (the date of the ESM of EGPL) will be entitled to vote at the ESM of EGPL. Under Chilean law, Enel Chile and EGPL may avoid purchasing shares from shareholders exercising statutory merger dissenters’ withdrawal rights if within 60 days following the respective ESMs, a new shareholders’ meeting approves the revocation of the Merger. Therefore, if the Merger is revoked within the term indicated above, Enel Chile will not purchase Enel Chile shares from the Enel Chile shareholders exercising statutory merger dissenters’ withdrawal rights and Enel Chile ADS holders who cancelled their Enel Chile ADSs to become shareholders of record of Enel Chile will continue to be Enel Chile shareholders and may incur additional fees in order to redeposit their Enel Chile shares into the Enel Chile ADS program.

ITEM 3 – THE CAPITAL INCREASE

     As part of the Reorganization,, the Company is seeking to increase Enel Chile’s capital through the issuance of new shares of common stock of Enel Chile, all of which will be from same series and without par value, at the price and other conditions approved at the Meeting. The proposed price for the Capital Increase is Ch$82 per Enel Chile share. In accordance with the bylaws of Enel Chile, the Capital Increase must be approved by the affirmative vote of two-thirds of the outstanding voting shares of Enel Chile. Once the Capital Increase is approved by the shareholders, Enel Chile must carry out the necessary actions to register the new shares with the SVS and the Chilean Stock Exchanges.

     Under Chilean law, existing shareholders of a company have preemptive rights to subscribe for additional shares issued by means of a capital increase pro rata in proportion to their interest in the company (“preemptive rights”). Also under Chilean law, a preemptive rights offering is conducted for a 30-calendar day period following the publication by the company of a notice in a newspaper with national coverage of the commencement of the preemptive rights offering period with respect to the newly issued shares.

     The Capital Increase includes new Enel Chile shares required in order to have a sufficient number of Enel Chile shares available to issue to tendering holders of Enel Generación shares and ADSs in the Tender Offer in satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition and the Enel Chile Share Subscription Condition. In the Reorganization, the existing holders of Enel Chile shares (including Enel) will have preemptive rights to subscribe for additional Enel Chile shares pro rata in connection with the newly issued shares of Enel Chile, other than the Enel Chile shares to be issued in connection with the Merger. In addition, Enel Chile shares underlying Enel Chile ADSs will have preemptive rights to subscribe for additional Enel Chile shares pro rata. Any existing holders of Enel Chile shares that have preemptive rights in connection with the Capital Increase will be able to exercise such preemptive rights only by paying cash for the newly issued Enel Chile shares.

     Enel Chile ADS holders do not hold Enel Chile shares directly and are not listed as shareholders on Enel Chile’s share registry. Therefore, any Enel Chile ADS holder that wishes to exercise preemptive rights with respect to the Capital Increase must cancel such holder’s Enel Chile ADSs and receive the Enel Chile shares underlying such Enel Chile ADSs and the corresponding preemptive rights.

     The Capital Increase and the related preemptive rights offering will not be effective if any of the events described in “Item 1 – Approval of the Reorganization as a Related Party Transaction—Conditions of the Reorganization—Conditions of the Capital Increase” occur.

     As a practical matter, if holders of Enel Chile shares exercise preemptive rights and subscribe for new Enel Chile shares in excess of the limit required in order to have a sufficient number of Enel Chile shares available to issue to tendering holders of Enel Generación shares and ADSs in satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition and the Enel Chile Share Subscription Condition, the condition to the Tender Offer that there be a sufficient number of Enel Chile shares available to issue in the subscriptions by tendering holders of Enel Generación shares and ADSs in connection with the Tender Offer cannot be satisfied.

ITEM 4 – AUTHORIZATION TO VOTE IN FAVOR OF THE AMENDMENTS TO THE ENEL GENERACIÓN BYLAWS (ESTATUTOS)

The Board of Directors of the Company is proposing that the shareholders authorize Mr. Herman Chadwick Piñera, the Chairman of the Board, or his designee, to vote Enel Chile’s shares of Enel Generación in favor of the proposed amendments to the bylaws (estatutos) of Enel Generación to remove the limitations and restrictions set forth under Title XII of DL 3,500, including, among other things, the 65% ownership limitation by any single shareholder.

     Specifically, Enel Generación is seeking to eliminate Articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 36 bis, 40 bis, 42 bis, 43 bis and 44 bis of the Enel Generación bylaws. The approval of these amendments is a condition precedent to the launch of the Tender Offer. See “Item 1 – Approval of the Reorganization as a Related Party Transaction—Conditions of the Reorganization—Conditions of the Amendments to the Bylaws of Enel Generación.”

The amendments would, among other things, have the following principal effects:

  Eliminate the concentration limits and other ownership restrictions under Title XII of DL 3,500 (current Article 5 bis of the Enel Generación bylaws), which restrict any person from directly or indirectly owning more than 65% of the voting shares of Enel Generación.
  Eliminate the obligation to enact an Investment and Financing Policy and the limitations on ability to modify an existing Investment and Financing Policy (current Articles 20 bis, 35 bis and 36 bis of the Enel Generación bylaws) such that the actions of the Board will no longer be limited by the Investment and Financing Policy approved by the Ordinary Shareholders Meeting.
  Eliminate the special shareholder vote requirements for the disposal of assets declared as essential by the Investment and Financing Policy (current Article 36 bis of the Enel Generación bylaws), so that the disposal of such assets will be governed by the general provisions of the Chilean Corporations Act.

     In addition, if the amendments to the Enel Generación bylaws are approved and become effective, Enel Generación will not be subject to Title XII of DL 3,500 and AFPs may no longer be able to invest in Enel Generación at the same levels permitted under Title XII of DL 3,500.

     Copies of the original Spanish version and an English translation of the full text of the proposed amendments to Enel Generación’s bylaws are available on Enel Generación’s website at www.enelgeneracion.cl and are incorporated herein by reference. The English translation is not to be construed as being identical in content to the Spanish document (which will prevail in the event of any discrepancy with the English translation).

ITEM 5 – AMENDMENT OF THE BYLAWS (ESTATUTOS) OF ENEL CHILE

     The Board of Directors of the Company has approved, subject to the approval by shareholders of the Company, amendments to the bylaws of the Company, as follows:

  amending Article 4 to expand Enel Chile’s corporate purpose to include activities in the area of information and communications technology;
  amending Article 5 and First Transitory Article to incorporate the agreements regarding the Merger, the Capital Increase and any agreements adopted at the Meeting;
  amending Articles 15 and 16 to eliminate the Vice Chairman position from the Board of Directors and any references to such position; and
  eliminating the Second Transitory Article through the Tenth Transitory Article, which are no longer applicable.

     The Board of Directors will also prepare an amended and restated version of the Company’s bylaws reflecting the amendments approved by shareholders at the Meeting. The Board of Directors is presenting such amendments and the amended and restated version of the Company’s bylaws for the consideration and vote of shareholders.

     Copies of the original Spanish version and an English translation of the full text of the proposed amendments to Enel Chile’s bylaws are available on Enel Chile’s website at www.enelchile.cl and are incorporated herein by reference. The English translation is not to be construed as being identical in content to the Spanish document (which will prevail in the event of any discrepancy with the English translation).

ITEM 6 – GENERAL AUTHORIZATION WITH RESPECT TO THE REORGANIZATION

     The Company is proposing that the shareholders authorize the Board of Directors of the Company to undertake all actions necessary to carry out the Reorganization, including the registration of the new Enel Chile common shares with the SVS and the SEC. See “Item 1 – Information About the Reorganization as a Related Party Transaction.”

ADDITIONAL INFORMATION

     In connection with the Reorganization, the following additional information (the “Reorganization Documents”) have been made available to the public in accordance with Chilean law.

  Opinion of Larrain Vial Servicios Profesionales Ltda. (“LarrainVial”), the independent evaluator (evaluador independiente) appointed by the Board of Directors of Enel Chile;
  Opinion of Econsult RS Capital S.p.A. (“Econsult”), the independent evaluator appointed by the Directors’ Committee of the Board of Directors of Enel Chile;
  Report of Oscar Molina, the independent appraiser (perito independiente) appointed by the Board of Directors of Enel Chile;
  Opinion of Banchile Asesoría Financiera S.A. (“Banchile”), the independent evaluator appointed by the Board of Directors of Enel Generación;
  Opinion of ASSET Chile S.A. (“ASSET Chile”), the independent evaluator appointed by the Directors’ Committee of the Board of Directors of Enel Generación;
  Report of Felipe Schmidt, the independent appraiser appointed by the Board of Directors of EGPL.
  General Terms of the Reorganization (Bases Generales de la Reorganización);
  Pronouncement of the Board of Directors of Enel Chile;
  Report of the Directors’ Committee of Enel Chile;
  Statements of Individual Directors of Enel Chile;
  Pronouncement of the Board of Directors of Enel Generación;
  Reports of the Directors’ Committee of Enel Generación;
  Statements of Individual Directors of Enel Generación; and
  Statements of financial position of Enel Chile and EGPL as of September 30, 2017, duly audited under the Chilean auditing standards by the corresponding external audit firms, provided in connection with the Merger.

     The Reorganization Documents (both as originally published in Spanish, and translated into English for the convenience of investors) applicable to each company are available on the respective websites of Enel Chile (www.enelchile.cl), Enel Generación (www.enelgeneracion.cl) and Enel Green Power SpA, an affiliate of EGPL (www.enelgreenpower.com), and are incorporated herein by reference. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translations).

Opinions and Reports of Independent Evaluators and Independent Appraisers

     In accordance with Chilean law, Enel Chile appointed (i) two independent evaluators (evaluadores independientes), LarrainVial and Econsult, to evaluate the Reorganization as a related party transaction under Chilean law and provide opinions in accordance with Article 147 of the Chilean Corporations Act, and (ii) Mr. Oscar Molina as an independent appraiser (perito independiente) to provide a report in accordance with Articles 156 and 168 of the Chilean Corporate Regulations (Reglamento de Sociedades Anónimas) on the values of Enel Chile and EGPL and the merger exchange ratio in connection with the Merger. Similarly, Enel Generación appointed Banchile and ASSET Chile to evaluate the Reorganization as a related party transaction under Chilean law and provide opinions in accordance with Article 147 of the Chilean Corporations Act. In addition, EGPL appointed Mr. Felipe Schmidt as an independent appraiser to provide a report in accordance with Articles 156 and 168 of the Chilean Corporate Regulations on the values of Enel Chile and EGPL and the merger exchange ratio in connection with the Merger.

     Following review and analysis of the relevant information, each of the independent evaluators and independent appraisers provided their final opinions and reports (the “Independent Evaluator and Appraiser Opinions/Reports”) to the respective companies on November 3, 2017. The conclusions contained in each Independent Evaluator and Appraiser Opinions/Reports are summarized below.

     The summaries and descriptions of the Independent Evaluator and Appraiser Opinions/Reports set forth below are qualified in their entirety by reference to the full texts of the Independent Evaluator and Appraiser Opinions/Reports. The full texts of the Independent Evaluator and Appraiser Opinions/Reports describe the assumptions made, procedures followed, matters considered and limitations on the assessment undertaken in connection with the Independent Evaluator and Appraiser Opinions/Reports and are subject to the qualifications and limitations set forth therein. The Independent Evaluator and Appraiser Opinions/Reports were originally furnished in Spanish and have been translated to English for the convenience of investors. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translations).

Opinion of Independent Evaluator of Enel Chile (LarrainVial)

     LarrainVial concluded that the Reorganization would contribute to the corporate interest of Enel Chile if the Reorganization was conducted in accordance with the terms below:

Tender offer price:	between Ch$534 and Ch$586 per Enel Generación share
Price per share for Enel Chile:	between Ch$80.2 and Ch$86.6 per Enel Chile share
Implied exchange ratio for the Tender Offer:	between 6.38 and 7.01 Enel Chile shares for each Enel
Generación share
Tender Offer cash %:	between 57.0% and 62.6%, determined by the price of the
Tender Offer
EGPL Equity Value:	between US$1,633 million and US$1,880 million
Merger exchange ratio:	between 15.04 and 17.31 Enel Chile shares for each EGPL
share

     Opinion of Additional Independent Evaluator of Enel Chile (Econsult)

     Econsult concluded that it believes that a joint execution of the Merger and the Tender Offer would be beneficial for Enel Chile, considering both the strategic rationale of the Reorganization as well as the potential positive impacts on Enel Chile. In addition, based on valuation results, Econsult concluded that it believes that in order for the Reorganization to contribute to the best interest of Enel Chile:

  the exchange ratio for the Merger should be in the range of 14.23 to 17.05 Enel Chile shares per EGPL share; and
  the value per share of Enel Generación for the Tender Offer should be between Ch$537 and Ch$595 per Enel Generación share and the implied exchange ratio should be in the range of 6.60 to 7.08 Enel Chile shares for each Enel Generación share, which represent a premium of between 9.8% and 21.6% over the closing price of Enel Generación shares on the date of the announcement of the Reorganization (such proposed exchange ratios are consistent with the historical average of the last twelve months prior to the announcement of the Reorganization).

     Opinion of Independent Evaluator of Enel Generación (Banchile)

     Banchile concluded that that the Reorganization would contribute to the best interest of Enel Generación shareholders that participate in the Tender Offer, assuming that the terms of the Reorganization are within Banchile’s recommended valuation ranges set forth below.

     Banchile concluded that the following valuation ranges reflect prevailing market conditions for each company in the context of the Reorganization:

Enel Chile:	US$5,899 mm to US$6,330 mm Ch$77 to Ch$82 per Enel Chile share
Enel Generación:	US$6,958 mm to US$7,439 mm Ch$541 to Ch$579 per Enel Generación share
EGPL:	US$1,586 mm to US$1,705 mm Ch$1,223 to Ch$1,315 per EGPL share

     Based on such valuations, Banchile concluded that such recommended valuation ranges imply the following exchange ratios in connection with the Tender Offer and the Merger:

Tender Offer:	6.6 to 7.5 Enel Chile shares for each Enel Generación share
Merger:	14.9 to 17.2 Enel Chile shares for each EGPL share

     However, Banchile indicated that it believes that the Reorganization is not neutral to Enel Generación’s shareholders that do not participate in the Tender Offer as shareholders that remain in Enel Generación may be affected by (i) deteriorated liquidity of Enel Generación shares after the Tender Offer; (ii) the fact that Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e., super-majority voting power); and (iii) potential loss of capital gains tax exemption benefits to certain shareholders of Enel Generación if Enel Generación shares lose “sufficient stock market liquidity” (presencia bursátil) status under Chilean law.

     Opinion of Additional Independent Evaluator of Enel Generación (ASSET Chile)

     ASSET Chile concluded that the Reorganization would be to the benefit of the shareholders of Enel Generación who decide to accept the Tender Offer, assuming that the terms of the Reorganization are within the ranges described below as ASSET Chile believes the Reorganization to be an opportunity to capture the full value of such shareholders’ current holding plus a premium and to fully align their interest with the controlling shareholder, Enel Chile.

     ASSET Chile’s valuation results for Enel Generación, Enel Distribución Chile S.A. (“Enel Distribución”), a company consolidated by Enel Chile, and EGPL, were as follows:

		Enel Generación		Enel		EGPL
		(Ch$ billion)		Distribución		(US$ million)
(Ch$ billion)
	Low	Medium	High	Medium	Low	Medium	High
Enterprise Value	5,246	5,353	5,595	1,694	2,834	2,899	2,991
Equity Value	4,417	4,524	4,766	1,599	1,578	1,643	1,735
EV/EBITDA 2018E	9.0x	9.2x	9.6x	8.5x	10.6x	10.8x	11.2x
Share Price	Ch$538	Ch$552	Ch$581	Ch$1,390	US$1.91	US$1.99	US$2.10

     Based on such valuation and assuming a 100% exchange of Enel Chile shares for shares of Enel Generación, ASSET Chile concluded that the implied exchange ratio for the Tender Offer should be in the range of 7.2 to 8.5 shares of Enel Chile for each share of Enel Generación, and the exchange ratio for the Merger should be in the range of 15.1 to 19.0 shares of Enel Chile for each share of EGPL. In addition, ASSET Chile noted that certain shareholders of Enel Generación may decide not to accept the Tender Offer despite potential risk of a liquidity discount after the Tender Offer but concluded that the Reorganization, if executed on the terms above, would be either neutral or positive for such Enel Generación shareholders.

Report of Independent Appraiser of Enel Chile (Oscar Molina)

Mr. Molina concluded that the values of Enel Chile and EGPL were as follows:

(Ch$, Chilean pesos)	Enel Chile(1)	EGPL

Value of Equity as of September 30,	4,457,950,000,000	1,006,223,000,000
2017(2)

Total N° of Shares	49,092,772,762	827,205,371
Price per Share	90.8	1,216.4

(1) Enel Chile`s valuation considers the effect of dividend distributions by Enel Generación and Enel
Chile in January 2018, before the consummation of the Merger, estimated at US$64 million and
US$58 million, respectively.
(2) Figures in Chilean pesos, based on the Observed Exchange Rate as of September 30, 2017.

     The valuation of EGPL assumed that, as of the time of the Merger, EGPL’s only asset will be its 100% ownership of EGP Chile.

     Taking into account such valuations of Enel Chile and EGPL, Mr. Molina calculated a merger exchange ratio of 13.4 Enel Chile shares for each EGPL share.

Report of Independent Appraiser of EGPL (Felipe Schmidt)

     A summary of Mr. Schmidt’s the estimate of the economic valuations of the equity of Enel Chile and EGPL as of September 30, 2017 in millions of U.S. dollars are stated in the table below.

ESTIMATED EQUITY ECONOMIC VALUATIONS (US$)

	Enel Chile	EGPL
Valuation as of September 30, 2017	7,086,956,297	1,809,291,212

      Based on such valuations, Mr. Schmidt proposed the following merger exchange ratio in connection with the Merger (shares of Enel Chile per share of EGPL):

Enel Chile Shares
Determined by the Independent Appraiser	15.15 Shares

Documents of the Board of Directors, Directors’ Committees and Individual Directors

     In connection with the Reorganization, the Boards of Directors, the Directors’ Committees and the individual directors of both Enel Chile and Enel Generación issued their respective pronouncements, reports and statements, as applicable, and the Boards of Directors also adopted the General Terms of the Reorganization (collectively, the “Board Documents”). Summaries of the Board Documents are provided below

     The summaries and descriptions of the Board Documents set forth below are qualified in their entirety by reference to the full texts of the Board Documents. The full texts of the Board Documents describe the assumptions made, procedures followed, matters considered and limitations on the assessment undertaken and are subject to the qualifications and limitations set forth therein. The General Terms of the Reorganization and the Board Documents were originally published in Spanish and have been translated to English for the convenience of investors. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translations).

     General Terms of the Reorganization

     The Boards of Directors of Enel Chile, Enel Generación and EGPL adopted the General Terms of the Reorganization (Bases Generales de la Reorganización), which includes a description of the background, terms and conditions of the Reorganization, which will be subject of approval by the shareholders of Enel Chile as part of the Reorganization. See “Item 1 – Approval of the Reorganization as a Related Party Transaction.”

Pronouncement of the Board of Directors of Enel Chile

     The Board of Directors of Enel Chile unanimously issued a collective pronouncement with respect to the Reorganization pursuant to Article 14 bis of Enel Chile’s bylaws (“Enel Chile Board Pronouncement”), which sets forth the proposed prices and exchange ratios applicable to the Reorganization. See “Item 1 – Approval of the Reorganization as a Related Party Transaction.”

     The Board of Directors of Enel Chile also indicated that in connection with the Reorganization, Enel and its affiliates have committed to develop and manage their non-conventional renewable energy business in Chile exclusively through Enel Chile and its subsidiaries. The Board of Directors confirmed that any related party transaction subject to Title XVI of the Chilean Corporations Act that involves Enel and its affiliates on one hand and Enel Generación on the other, will be considered material by Enel Chile and must be examined by the Board of Directors to verify that such transaction (i) is carried out on arm’s length terms at the time of approval by Enel Generación in accordance with applicable Chilean law and (ii) does not interfere with the normal operations of Enel Generación.

     Finally, the Board of Directors of Enel Chile determined in accordance with the “going private” rules under Rule 13e-3 of the Exchange Act that it reasonably believes that the Reorganization (including the Tender Offer and the Merger) is substantively and procedurally fair to the unaffiliated shareholders of Enel Generación.

     Report of the Directors’ Committee of Enel Chile

     The Directors’ Committee of the Board of Directors of Enel Chile issued a report as to whether or not the Reorganization is conducted in accordance with Chilean law. The Directors’ Committee of Enel Chile unanimously concluded that the Reorganization contributes to the best interest of Enel Chile, including its shareholders, and that the Reorganization would be in line with prevailing market prices, terms and conditions if the prices and exchange ratios fell within the following ranges:

  Consideration for Enel Generación shares in the Tender Offer: Between Ch$570 and Ch$595 per Enel Generación share.
  Ratio to be used for the subscription of Enel Chile shares in connection with the Tender Offer: Between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.
  Exchange ratio for the Merger: Between 14.5 and 17.2 Enel Chile shares for each EGPL share.

     Statements of Individual Directors of Enel Chile

     Each of the directors of Enel Chile issued an individual statement in his capacity as a director of Enel Chile as to whether or not the Reorganization: (i) contributes to the best interest of Enel Chile and (ii) is in line with prevailing market prices, terms and conditions at the time of its approval. Although no two statements were identical, each director individually concluded that the Reorganization contributed to the best interest of Enel Chile, including its shareholders, and is in line with prevailing market prices, terms and conditions at the time of its approval.

     Pronouncement of the Board of Directors of Enel Generación

     The members of the Board of Directors of Enel Generación without an interest in the Reorganization unanimously approved the Reorganization as a related party transaction in accordance with Chilean law.

     In addition, the Board of Directors of Enel Generación unanimously issued a collective pronouncement with respect to the Reorganization pursuant to Article 16 bis of Enel Generación’s bylaws. The Board of Directors of Enel Generación concluded that the prices and exchange ratios applicable to the Reorganization proposed by the Board of Directors of Enel Chile were consistent with the conclusions of the independent evaluators of Enel Generación and unanimously approved the Reorganization for the purpose of complying with Article 16 bis of Enel Generación’s bylaws. The Board of Directors of Enel Generación also acknowledged the commitment by Enel and its affiliates to develop and manage their Chilean non-conventional renewable energy business exclusively through Enel Chile and its subsidiaries described in the Enel Chile Board Pronouncement. In addition, the Board of Directors of Enel Generación determined in accordance with the “going private” rules under Rule 13e-3 of the Exchange Act that it reasonably believes that the Reorganization (including the Tender Offer and the Merger) is substantively and procedurally fair to the unaffiliated shareholders of Enel Generación.

     Report of the Directors’ Committee of Enel Generación

     In accordance with Chilean law, the Directors’ Committee of Enel Generación issued two reports with respect to whether or not the Reorganization: (i) contributes to the best interest of Enel Generación, including its shareholders, and (ii) is in line with prevailing market prices, terms and conditions at the time of its approval.

     The initial report was issued on November 9, 2017, which stated that the Directors’ Committee found that the Reorganization contributes to the best interest of Enel Generación. In addition, the Directors’ Committee of Enel Generación unanimously concluded that the range of exchange ratios included in the opinions of ASSET Chile and Banchile to be reasonable for the Reorganization. However, as the Directors’ Committee had not received the final terms and conditions of the Reorganization, it could not opine as to whether the Reorganization is in line with prevailing market prices, terms and conditions at the time of its approval.

     Following the determination of the final terms of the Reorganization by the Board of Directors of Enel Chile on November 14, 2017, the Directors’ Committee of the Board of Directors of Enel Generación issued a supplemental report, which unanimously concluded that the Reorganization (i) contributes to the best interest of Enel Generación, and (ii) is in line with prevailing market prices, terms and conditions at the time of its approval.

     Statements of Individual Directors of Enel Generación

     Each of the directors of Enel Generación issued an individual statement in his capacity as a director of Enel Generación as to whether or not the Reorganization: (i) contributes to the best interest of Enel Generación, including its shareholders, and (ii) is in line with prevailing market prices, terms and conditions at the time of its approval. Although no two statements were identical, each director individually concluded that the Reorganization contributed to the best interest of Enel Generación, including its shareholders, and is in line with prevailing market prices, terms and conditions at the time of its approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
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Title: Chief Executive Officer

Date: December 1, 2017